Exhibit 99.2

CERTIFICATE OF AUTHOR
G. H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1.	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia and a Senior Associate of Micon International Ltd.

2.	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.	I have practiced my profession continuously since 1970. I have had over 30 years experience in base and precious metal resource estimation and in that time have worked on many narrow vein deposits including El Bronce, Efemçukuru, and North Bullfrog.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6.	I am responsible for Section 14.5, and Section 17, in the technical report titled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st of September, 2010 (“Technical Report”). This report is based on a study of the data and literature available on the Monterde project and site visits conducted during the period September 28 to October 1, 2004, April 23 to 27, 2007 and June 22 to 26, 2009.

7.	I have previously completed resource estimates for this property during the period 2004 to 2009.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of September, 2010

“G.H. Giroux” {signed and sealed}

G. H. Giroux, P.Eng., MASc.